SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
(RULE 14d-100) TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
TELEMIG CELULAR PARTICIPAÇÕES S.A.
(Name of Subject Company)
VIVO PARTICIPAÇÕES S.A.
(Names of Filing Persons – Offeror)

Preferred Shares, no par value, and American Depositary Shares, each representing two Preferred Shares (Title of classes of securities)		87944E105 (CUSIP number of preferred stock)
Carlos Raimar Schoeninger Financial Planning and Investor Relations Director Av. Dr. Chucri Zaidan, 860 1 andar - lado A - Morumbi 04583-110 Sao Paulo Tel: +5511 7420-1170
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
Diane G. Kerr, Esq. Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017 Telephone: (212) 450-4000

CALCULATION OF FILING FEE
Transaction valuation* Not applicable		Amount of filing fee* Not applicable

* A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer

☐    Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A

Form or Registration No.:	N/A	Date Filed:	N/A

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒    third-party tender offer subject to Rule 14d-1.
☐     issuer tender offer subject to Rule 13e-4.
☐     going-private transaction subject to Rule 13e-3.
☐     amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Introductory Statement

On April 3, 2008, Vivo Participações S.A., a corporation organized under the laws of Brazil (“Vivo”), issued a press release announcing the completion of its acquisition of a controlling stake in Telemig Celular Participações S.A. pursuant to a stock purchase agreement dated as of August 2, 2007, among Telepart Participações S.A. and Vivo Participações S.A. (the “Stock Purchase Agreement”), having as intermediary parties Telemig Celular Participações S.A. and Tele Norte Celular Participações S.A., pursuant to which Vivo acquired control of Telemig Celular Participações.

Table of Contents

Items 1-11.

Not applicable.

Item 12.  Exhibits.

Exhibit No.	Description
(a)(5)(A)(1)	Press release dated April 3, 2008.
(a)(5)(A)(2)	Notice of Material Fact dated April 3, 2008.

Item 13.  Information Required by Schedule 13E-3.

Not applicable.